

Cole Mayer

Operations Specialist

San Francisco Bay Area

InMail

 **Aesthete Collective, Inc.**

 **University of Colorado Boulder**

 **See contact info**

51 connections

San Francisco since June 3rd, 2016. Born and raised in Boulder, Colorado. Moved out to SF to start my own brands (Aesthete.us)(Amare.io) after graduating from CU-Boulder. It's been an amazing journey. I'm very confident working with / leading teams and am very diverse in my working abilities.

Experience

 **Chief Operations Officer**
Aesthete Collective, Inc.
Jun 2016 – Present · 2 yrs 3 mos
San Francisco Bay Area

Education

University of Colorado Boulder
Bachelor's degree, Environmental Science
2011 – 2015

Skills & Endorsements

Management · 1
Dustin Simantob has given an endorsement for this skill

Business Development · 1
Dustin Simantob has given an endorsement for this skill

Operations Management · 1
Dustin Simantob has given an endorsement for this skill

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Interests

 **Aesthete Collective, Inc.**   **University of Colorado Boulder**





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